Exhibit 99.1

BEST Inc. Receives Notice Regarding NYSE Continued Listing Standards

HANGZHOU, China, January 18, 2022 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it received a letter from the New York Stock Exchange (the “NYSE”), dated January 5, 2022, notifying the Company that it was not in compliance with applicable price criteria (the “Price Criteria”) in the NYSE’s continued listing standards because, as of January 4, 2022, the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period.

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, the Company has six months (“the Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 per ADS, and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the Cure Period, both a US$1.00 per ADS closing share price on the last trading day of the Cure Period and a US$1.00 per ADS average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

The Company has notified the NYSE on January 14, 2022 of its intent to cure the deficiency.

During the Cure Period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notification does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain and logistics solutions provider. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including supply chain management, freight delivery, and international logistics. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.
Investor relations team
ir@best-inc.com

The Piacente Group, Inc.
Yang Song
Tel: +86-10-6508-0677
E-mail: best@tpg-ir.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: best@tpg-ir.com